KWESST Micro Systems Inc. Announces Upsizing of Private Placement and Closing of First Tranche

Ottawa, Ontario, February 21, 2025 — KWESST Micro Systems Inc. (NASDAQ: KWE) (NASDAQ: KWESW) (TSXV: KWE) ("KWESST" or the "Company"), today announced the closing of a first tranche  of the issuance and sale of a private placement of its securities to accredited and institutional investors for aggregate gross proceeds of approximately CAD$3.5 million (approximately US$2.5 million) (the "First Tranche").

As a part of the First Tranche, the Company issued 903,700 common shares (“Common Shares”) and 2,884,179 pre-funded warrants (“Pre-funded Warrants”) in lieu thereof, no par value per share, at a price of CAD$0.928 (approximately US$0.66) per Common Share and/or Pre-Funded Warrant, inclusive of the exercise price of CAD$0.001 per Common Share. Each Common Share, or Pre-funded Warrant, was bundled with one common share purchase warrant of the Company (each a "Common Warrant"). Each Common Warrant is immediately exercisable and entitles the holder to acquire one Common Share at an exercise price of CAD$1.16 (approximately US$0.817) per Common Share for a period of 60 months following the closing of the First Tranche. Although the Common Shares, or Pre-funded Warrants, are each bundled with a Common Warrant, each security was issued separately.

As compensation for services rendered in the First Tranche, the Company (i) paid to ThinkEquity, at the closing, a cash fee (the "Cash Fee") of CAD$263,636 which represents 7.5% of the aggregate gross proceeds of the First Tranche and (ii) issued to ThinkEquity or its designees 189,394 warrants to purchase an equivalent number of Common Shares which represents 5.0% of the Common Shares and Pre-funded Warrants sold in the First Tranche (the "Placement Agent Warrants"). The Placement Agent Warrants will be immediately exercisable, and entitle the holder to acquire one Common Share at an exercise price of CAD$1.16 (approximately US$0.817) per Common Share for a period of 60 months following the closing of the First Tranche.

Due to investor interest, the Company is increasing the size of the offering with a second tranche of a confirmed order totaling approximately CAD$142,070 (approximately US$100,000) expected to close on or before February 25, 2025 (the “Second Tranche”, and together with the First Tranche, the “Offering”).

ThinkEquity is acting as sole placement agent for the Offering.

KWESST intends to use the aggregate net proceeds from the Offering for general working capital purposes.

The Second Tranche remains subject to the final approval of the TSX Venture Exchange.

The securities offered and sold by KWESST in the Offering have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States, or to or for the account or benefit of U.S. persons, absent registration under the Securities Act and all applicable state securities laws or pursuant to an exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About KWESST
KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company’s current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users’ smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/
Contact:
David Luxton, Chairman: luxton@kwesst.com or
Sean Homuth, President and CEO: homuth@kwesst.com or
Jennifer Welsh, Chief Financial Officer: welsh@kwesst.com or
Jason Frame, Investor Relations: frame@kwesst.com or 587-225-2599

Forward-Looking Information and Statements
This press release contains “forward-looking statements” and “forward-looking information” within the meaning of Canadian and United States securities laws (collectively, “forward-looking statements”), which may be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of KWESST’s management and are based on assumptions and subject to risks and uncertainties. Although KWESST’s management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including general economic and stock market conditions; loss of markets; and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.